UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month March 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant Event, dated March 15, 2012.	2

RELEVANT EVENT

Grifols, S.A. announces that it has acquired 51% of the share capital of Araclon Biotech, S.L.

Araclon Biotech is a company whose corporate activity is the research and development of therapies and methods for the diagnosis of degenerative illnesses, presently concentrating on Alzheimer’s disease.

Presently, the main activity of Araclon is to validate and market a blood diagnostic kit of Alzheimer’s disease for detecting beta amyloid proteins 40 and 42 (patented) and the development of an efficient immunotherapy treatment of Alzheimer’s disease.

Araclon Biotech was founded by Dr Manuel Sarasa, who is the company’s Scientific Director.

Dr Manuel Sarasa is a neurobiologist and embryologist. He is a Lecturer of Anatomy and Comparative Pathological Anatomy for the University of Zaragoza, and has more than 25 years of experience in basic investigation and more than 18 years of research on subjects related to Alzheimer’s disease.

With this acquisition, Grifols reinforces its commitment to the research and development of therapies to fight Alzheimer’s disease.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name:	David I. Bell
Title:	Authorized Signatory

Date: March 15, 2012

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